UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

DYNAMEX, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

26784F103

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26784F103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James M. Hoak, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 832,421

	6.	Shared Voting Power 9,625

	7.	Sole Dispositive Power 832,421

	8.	Shared Dispositive Power 9,625

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 842,046

10.

Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)  ☒
Excludes 29,036 shares owned by the reporting person’s wife, as to which shares the reporting person disclaims beneficial ownership.

11.	Percent of Class Represented by Amount in Row (9) 7.5%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Dynamex, Inc. (the “Company”)
	(b)	Address of Issuer’s Principal Executive Offices 1870 Crown Drive, Dallas, Texas 75234

Item 2.
	(a)	Name of Person Filing James M. Hoak, Jr.
	(b)	Address of Principal Business Office or, if none, Residence 500 Crescent Court, Suite 220, Dallas, Texas 75201
	(c)	Citizenship United States
	(d)	Title of Class of Securities Common Stock of the Company (“Common Stock”)
	(e)	CUSIP Number 26784F103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 842,046*

* Excludes 29,036 shares of Common Stock owned by the reporting person’s wife, with respect to which the reporting person disclaims beneficial ownership.

This statement shall not be deemed an admission that the reporting person is the beneficial owner of such 29,036 shares of Common Stock for purposes of Section 13(d) or 13(g) or for any purpose.
(b)

Percent of class:

7.5%

The calculation of the percentage of beneficial ownership of Common Stock is based upon 11,248,617 shares of Common Stock outstanding, as reported in the Company’s most recent filing with the Securities and Exchange Commission.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 832,421
(ii) Shared power to vote or to direct the vote 9,625
(iii) Sole power to dispose or to direct the disposition of 832,421
(iv) Shared power to dispose or to direct the disposition of 9,625

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
	Item 10(a)	Not Applicable.
Item 10(b)

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 10, 2004
Date
/s/ James M. Hoak, Jr.
Signature
James M. Hoak, Jr.
Name/Title